UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
February 7, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date February 7, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso supplies large paper making line to Oji Paper in Japan
(Helsinki, Finland, February 7, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply Oji Paper Co., Ltd. in Japan with a large paper making line. The new 350,000 tpy PM N-1 light-weight coated paper production line will be constructed at Oji Paper’s Tomioka mill located in Anan City on Shikoku island. Start-up is scheduled for the fourth quarter of 2008. The total value of the order is more than EUR 100 million.
The OptiConcept paper machine will have a wire width of 10.2 m and a design speed of 2,000 m/min. It is an all on-line machine, featuring the first on-line multinip calender in Japan. The delivery also includes two winders, various auxiliaries, process systems, air systems and site services.
Oji has production facilities in Asia, Europe, North America and New Zealand. In 2005 the company had sales of EUR 8 billion and a personnel of close to 20,000.
The Japanese paper and board industry, which currently ranks number three in the world with its 31 million annual tonnes, has recently made major investments in new capacity. Within the past eight months, four new, large papermaking lines have been announced in the country, with Metso Paper selected as the main supplier for three of them: Nippon Paper’s Ishinomaki mill PM 6, Hokuetsu Paper Mills’ Niigata PM 9, and Oji Paper’s Tomioka PM 1.
Metso Paper has been actively present in the Japanese pulp and paper market — widely considered as one of the world’s most demanding — for 30 years, first in co-operation with Sumitomo Heavy Industries, and since the beginning of 2007 as an independent company, Metso Paper Japan Co., Ltd.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 25,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Risto Hautamäki, President, Metso Paper, tel. +358 20 484 3101
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.